FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-193828

March 11, 2014

WESTERN GAS PARTNERS, LP

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	March 11, 2014

Settlement Date (T+7):	March 20, 2014

Net Proceeds Before Expenses (excluding accrued interest on the 2018 Notes):	$490,529,000

	2018 Notes	2044 Notes

Maturity Date:	August 15, 2018	April 1, 2044

Principal Amount:	$100,000,000	$400,000,000

Accrued Interest since February 15, 2014:	$252,777.78	–

Benchmark Treasury:	1.50% due February 28, 2019	3.75% due November 15, 2043

Benchmark Price / Yield:	99-15 1/4 / 1.610%	100-24+ / 3.707%

Spread to Benchmark:	T+78 bps	T+185 bps

Yield to Worst/Maturity:	2.390%	5.557%

Coupon:	2.600%	5.450%

Public Offering Price:	100.857%, plus accrued interest from February 15, 2014.	98.443%

Optional Redemption:	Redeemable at any time before July 15, 2018 in an amount equal to the principal amount plus a make whole premium, using a discount rate of T + 20 bps, plus accrued and unpaid interest. Redeemable at any time on or after July 15, 2018 in an amount equal to the principal amount plus accrued and unpaid interest.	Redeemable at any time before October 1, 2043 in an amount equal to the principal amount plus a make whole premium, using a discount rate of T + 30 bps, plus accrued and unpaid interest. Redeemable at any time on or after October 1, 2043 in an amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	February 15 and August 15, beginning on August 15, 2014	April 1 and October 1, beginning on October 1, 2014

CUSIP / ISIN:	958254 AC8 / US958254AC81	958254AD6 / US958254AD64

Joint Book-Running Managers:	RBS Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC SG Americas Securities, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Comerica Securities, Inc. Deutsche Bank Securities Inc. DNB Markets, Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2013, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 3.9x.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071 and Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated March 11, 2014 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.